Sanofi-aventis Amends Its Alliance

Agreement with Warner Chilcott

Regarding Actonel® (risedronate sodium)

in the United States and Puerto Rico

- Warner Chilcott to Assume Full Commercial Responsibility -

Paris, France – April 5, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has amended its global collaboration agreement with Warner Chilcott plc (NASDAQ: WCRX) regarding Actonel® (risedronate sodium) tablets in the United States and Puerto Rico. Under this amendment, Warner Chilcott will assume full responsibility for the commercialization and management of Actonel® in the United States and Puerto Rico, including sales, marketing, distribution and local R&D decisions. All other aspects of the global collaboration agreement remain in effect.

Sanofi-aventis will also receive collaboration payments from Warner Chilcott based on a percentage of net sales until the expiration of the global collaboration agreement on December 31, 2014. Under current assumptions, this amendment to the global collaboration agreement is expected to be earnings neutral for sanofi-aventis in 2010 and until the end of the agreement compared to the previous arrangement.

The amendment to the Actonel® global collaboration agreement, along with other promotional support decisions, represents an ongoing evolution of the Company’s organizational and resource strategy in the United States.

Sanofi-aventis in-licensed Actonel® from The Procter & Gamble Company (P&G) and entered into a global collaboration agreement for the co-development and marketing of Actonel® in April 1997. On October 30, 2009, Warner Chilcott acquired the P&G portfolio of branded pharmaceutical products, including Actonel®. Warner Chilcott became the successor in rights and interests to P&G for the Actonel® alliance. The sanofi-aventis global collaboration agreement with Warner Chilcott covers worldwide development and marketing arrangements for Actonel®, except in Japan.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-

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aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

MEDIA CONTACTS:

Marisol PERON

+33 (0) 1 53 77 45 02

e.mail: Marisol.peron@sanofi-aventis.com

Emmy TSUI

+1 908 981 6573

e.mail: emmy.tsui@sanofi-aventis.com

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